EXHIBIT 99.1

Banro Corporation

PRESS RELEASE

Banro Invests Significantly to Improve
Educational Opportunities in DR Congo

●	Banro Foundation constructs seven new schools and rehabilitates two more schools – serving 3,300 students. Three more schools under construction for 2012
●	Tackles the challenge of low female school attendance through multiple programs
●	Banro subsidiary Twangiza Mining provides literacy and numeracy training programs for more than 2,000 adults

Toronto, Canada – July 5, 2012 - Banro Corporation ("Banro" or the "Company") (NYSE MKT - "BAA"; TSX - "BAA") is pleased to provide an update on the Company’s initiatives to improve access to education in the Democratic Republic of the Congo (the “DRC”), which initiatives are being undertaken by its DRC subsidiaries directly and through the Banro Foundation.

The Banro Foundation

Established in 2005 and based in Bukavu, DRC, the Banro Foundation is a registered Congolese charity funded primarily by the Company with a mandate to improve the lives of thousands of people living in South Kivu and Maniema provinces through strategic investments in education, health and infrastructure development and to provide humanitarian assistance as needed. Approximately 55 projects costing a total of $2.5 million have been completed during the past seven years, with education being the number one priority.

To date, the Banro Foundation has completed construction of seven new schools, the rehabilitation of two more and has outfitted all nine schools with desks and furniture. These schools together serve approximately 3,300 students in three separate communities and replace structures frequently made of mud bricks, sticks and thatching.  The 2012 program of the Banro Foundation will see completion of an additional three new schools.

Building sustainable schools is the first step in the Banro Foundation’s strategy to enhance educational opportunities and access. A serious educational challenge in the DRC is the low rate of school attendance by girls in rural areas. Parents must pay teachers’ salaries and will frequently struggle to pay for their sons to attend but often cannot afford to pay tuition costs for daughters. Other obstacles to female school attendance include a lack of proper school latrines and the role of girls in fulfilling basic household chores such as fetching potable water.

In tackling the challenge of low female attendance, among other issues, the Banro Foundation in April 2012 introduced a “teacher tuition” program which pays a basic salary to all teachers employed in schools built by the Banro Foundation. The Foundation also builds proper latrines at each new school and has invested in community water, sanitation and hygiene improvements, including potable water projects, which have significantly relieved girls from household chores, thus freeing up time for them to attend school.

The lack of science and mathematics offerings in regional high schools is another concern, as it often prevents young people from rural areas from entering university-level mining, geology, engineering and related disciplines which will enable them to fill professional positions in the Congo’s nascent mining industry. In tackling this challenge, the Banro Foundation is establishing scholarship programs to enable promising high school students from communities near Banro’s operations to attend a private high school in the city of Bukavu and to support young people who wish to study mining, engineering and metallurgy at university. The Foundation is also exploring opportunities with outside organizations to make available existing scholarships and university-level distance learning opportunities to the public in South Kivu and Maniema provinces.

Other Banro Foundation initiatives in support of education for youth have included underwriting the cost of an HIV awareness book for high school students in South Kivu Province, providing long-term financial support for a scholarship program which assists university students from Maniema Province, and on-going financial support for the Don Bosco Foundation in the capital city of Kinshasa which rescues street children and provides schooling and skills training programs for over two thousand children and youth.

Adult education is also a priority for the Banro Foundation. In September 2011, the Banro Foundation completed construction and handed over to the community of Lugushwa the new Makalanga women’s centre, a resource centre which provides literacy training and livelihood skills such as sewing. This is quickly proving to be a much needed facility and the Foundation will be looking in future at prospects for duplicating the centre at other sites in South Kivu and Maniema provinces.

Banro’s DRC Subsidiaries

The exploration, mining development and mining operations of the Company’s DRC subsidiaries pursue a range of Corporate Social Responsibility initiatives which support local economic and social development. A major educational initiative undertaken by Twangiza Mining is the provision of adult literacy and numeracy training. A total of 1,896 women and men living in the Chefferie of Luhwindja have successfully completed the literacy training phase I and II (each phase lasting 6 months), with approximately 95 percent of the beneficiaries being women. This same program is also offered in the neighboring Chefferie of Burhinyi, whereby 1,210 adults are taking advantage of the literacy training phase I. In addition, 445 adults began numeracy training programs in June 2012.

Banro’s long-term commitment to Congolese economic and social development is discussed at length in the Company’s 2012 Sustainability Report, A New Direction for the Eastern Democratic Republic of the Congo, which is posted on the Banro website, www.banro.com.

Banro Corporation is a Canadian gold mining company focused on production from the Twangiza oxide mine and development of three additional major, wholly-owned gold projects, each with mining licenses, along the 210 kilometre long Twangiza-Namoya gold belt in the South Kivu and Maniema provinces of the Democratic Republic of the Congo. Led by a proven management team with extensive gold and African experience, Banro's plans include the construction of its second gold mine at Namoya, at the south end of this gold belt, as well as the development of two other projects, Lugushwa and Kamituga, in the central portion of the belt. The initial focus of the Company is on oxides, which attract a lower technical and financial risk to the Company and will also maximize cash flows in order to develop the belt with minimal further dilution to shareholders. All business activities are followed in a socially and environmentally responsible manner.

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For further information, please visit our website at www.banro.com, or contact: Martin Jones, Banro Foundation, Toronto, Ontario, Tel: (416) 366-2221 ext 3213.